UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:_X_  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

For Immediate Release SQM REPORTS EARNINGS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2022

Highlights

●
SQM reported net income(1) for the twelve months ended December 31, 2022 of US$3,906.3 million compared to US$585.5 million for the same period the year before. Earnings per share totaled US$13.68 for the first twelve months ended December 31, 2022, significantly higher than the US$2.05 reported for the same period of 2021.
●
Revenues for the twelve months ended December 31, 2022, were US$10,710.6 million.
●
During the twelve months ended December 31, 2022, contributions to the Chilean treasury surpassed US$5.0 billion.

SQM will hold a conference call to discuss these results on Thursday, March 2, at 10:00am ET (12:00pm Chile time).

Participant Dial-In (Toll Free): 1-877-344-7529 Participant International Dial-In: 1-412-317-0088 Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=Ntu0zVAP

Santiago, Chile. March 1, 2023.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the twelve months ended December 31, 2022, of US$3,906.3 million (US$13.68 per ADR), an increase from US$585.5 million (US$2.05 per ADR) for the twelve months ended December 31, 2021.

Gross profit(2) reached US$5,736.6 million (53.6% of revenues) for the twelve months ended December 31, 2022, higher than US$1,090.1 million (38.1% of revenues) recorded for the twelve months ended December 31, 2021. Revenues totaled US$10,710.6 million for the twelve months ended December 31, 2022, representing an increase of over 274% compared to US$2,862.3 million reported for the twelve months ended December 31, 2021.

The Company also announced earnings for the fourth quarter of 2022, reporting net income of US$1,151.0 million (US$4.03 per ADR) compared to US$321.6 million (US$1.13 per ADR) for the fourth quarter of 2021. Gross profit(2) for the fourth quarter of 2022 reached US$1,641.9 million, higher than the US$542.8 million recorded for the fourth quarter of 2021. Revenues totaled US$3,133.6 million, an increase of approximately 189% compared to the fourth quarter of 2021, when revenues amounted to US$1,084.3 million.

SQM’s Chief Executive Officer, Ricardo Ramos, stated: “We are well pleased with the extraordinary results that the company delivered in 2022. While the positive price environment during the year contributed to the record earnings that  we published today, our long-term view of the lithium market, the investments we made in new capacity, the risk we took and the operational success, all of that well positioned us to benefit from the market conditions seen last year.”

He continued, “The successful public-private alliance we have with CORFO is also yielding great results, allowing us to contribute more than US$5 billion to the Chilean treasury, along with important contributions to local governments and neighboring communities.”

SQM S.A. 4Q2022 Earnings release	2

He went on by saying, “As electric vehicle sales continue to grow, we now expect the lithium demand to reach almost 1.5 million metric tons by 2025. This strong demand growth expectations give us confidence as we remain focused on expanding our lithium production capacity. In Chile, we have reached a run-rate of 180,000 metric tons of high-quality lithium products while working to further expand our lithium carbonate and lithium hydroxide capacity. With our lithium project in Australia in construction, we expect to be producing spodumene from the Mt. Holland site by the end of the year and lithium hydroxide during the first half of 2025. The Sichuan refinery is expected to be completed in the second quarter this year while we continue to invest in lithium exploration. Our 2023-2025 revised capital expenditure plan reflects our growth plans during this period.”

The CEO closed by saying, “Last year, we announced our vision for the sustainable future of lithium mining operations in the Salar de Atacama. Our team is fully dedicated advancing on the technical documentation that we expect to submit for evaluation to the Chilean authorities in 2024. We remain very optimistic about the Salar Futuro project, which when implemented, will ensure that the lithium products from the Salar de Atacama are produced in the most sustainable way, setting new standards, not just for the lithium industry, but for the mining industry as a whole.”

CAPEX plan 2023-2025

We expect our capital expenditure for the 2023-2025 period to reach approximately US$3.4 billion, including maintenance. As we continue with lithium capacity expansion in Chile, we expect to invest approximately US$1.4 billion to increase our lithium capacity to 210,000 metric tons, including 100,000 metric tons of lithium hydroxide capacity. Our investment in the Mt. Holland project during this period is expected to be close to US$450 million. Nitrates and iodine capacity expansion will require a total capex of approximately US$1.2 billion, including maintenance. Maintenance capex during this period is expected to be approximately US$180 million per annum. We expect the total capex for 2023 to be close to US$1.2 billion, including maintenance.

Sustainable Development

In line with our sustainability goals, during 2022, we continued with IRMA certification process and completed on-site certification audit (phase 2) in the Salar de Atacama operation. We expect to receive final report in the coming months.

In 2022, we participated in the Dow Jones Sustainability Indices (DJSI) assessment and were accepted into the MILA and Chile indices for the third consecutive year and were included in the Sustainability Yearbook 2023. Additionally, we evaluated ourselves in Carbon Disclosure Project (CDP) where we obtained category B, which is in the management band, higher than the South American region average (C) and higher than the Chemicals sector average (-B).

During 2022, we completed the phase 2 of ISO 14001 and 45001 certification process in Salar de Atacama and the Carmen chemical plant, and continued with the implementation process of ISO 50001 in the Salar de Atacama and Nueva Victoria to support decarbonization goals associated with energy management systems.

Segment Analysis

Lithium and Derivatives

Revenues for lithium and derivatives totaled US$8,152.9 million during the twelve months ended December 31, 2022, an increase of 770.9% compared to US$936.1 million recorded for the twelve months ended December 31, 2021.

Revenues for lithium and derivatives during the fourth quarter of 2022 increased 457.8% compared to the fourth quarter of 2021. Total revenues amounted to US$2,525.1 million during the fourth quarter of 2022, compared to US$452.7 million in the fourth quarter of 2021.

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Lithium and Derivatives Sales Volumes and Revenues:

		12M2022	12M2021	2022/2021
Lithium and Derivatives	Th. MT	156.8	101.1	55.7	55%
Lithium and Derivatives Revenues	MUS$	8,152.9	936.1	7,216.8	771%

		4Q2022	4Q2021	2022/2021
Lithium and Derivatives	Th. MT	43.0	31.1	11.9	38%
Lithium and Derivatives Revenues	MUS$	2,525.1	452.7	2,072.4	458%

The record high sales volumes of almost 157,000 metric tons and average sales prices of close to US$52,000 per metric ton contributed to the outstanding lithium business results we reported for 2022. We saw very strong demand in the fourth quarter 2022, driven by increased cathode and electric vehicle production in anticipation of the Chinese electric vehicles subsidies not being extended in 2023. In response to this high demand, some of our 2023 sales volumes were brought forward and delivered during the last months of 2022. As expected, advanced sales volumes in the fourth quarter 2022, followed by the usual slowdown surrounding the Chinese New Year celebration, resulted in lower monthly lithium sales rates during the first two months of 2023 than seen at the end of last year.

Fundamentals behind demand growth are strong, with sales of electric vehicles growing in all the markets, especially in the US market, positively impacted by the Inflation Reduction Act, letting us believe that demand this year should grow more than 20% when compared to 2022.

Gross profit(2) for the Lithium and Derivatives segment accounted for approximately 79% of SQM’s consolidated gross profit for the twelve months ended December 31, 2022.

Specialty Plant Nutrition (SPN)

Revenues from our Specialty Plant Nutrition business line for the twelve months ended December 31, 2022, totaled US$1,172.3 million, representing a 29.0% increase when compared to US$908.8 million reported for the twelve months ended December 31, 2021.

Fourth quarter 2022 SPN revenues reached US$274.2 million, a 2.2% increase when compared to US$268.4 million reported in the fourth quarter of 2021.

Specialty Plant Nutrition Sales Volumes and Revenues:

		12M2022	12M2021	2022/2021
Specialty Plant Nutrition Total Volumes	Th. MT	847.8	1,154.7	(306.9)	(27)%
Sodium Nitrate	Th. MT	14.4	32.1	(17.7)	(55)%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	477.4	643.6	(166.3)	(26)%
Specialty Blends	Th. MT	217.9	304.0	(86.2)	(28)%
Other specialty plant nutrients (*)	Th. MT	138.1	174.9	(36.8)	(21)%
Specialty Plant Nutrition Revenues	MUS$	1,172.3	908.8	263.5	29%

*Includes trading of other specialty fertilizers.

		4Q2022	4Q2021	2022/2021
Specialty Plant Nutrition Total Volumes	Th. MT	199.2	285.2	(86.1)	(30)%
Sodium Nitrate	Th. MT	1.6	12.8	(11.2)	(88)%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	106.3	158.9	(52.6)	(33)%
Specialty Blends	Th. MT	50.3	62.1	(11.9)	(19)%
Other specialty plant nutrients (*)	Th. MT	41.0	51.4	(10.4)	(20)%

SQM S.A. 4Q2022 Earnings release	4

Specialty Plant Nutrition Revenues	MUS$	274.2	268.4	5.8	2%

*Includes trading of other specialty fertilizers.

Higher revenues from specialty plant nutrition business line during 2022 were the result of significantly higher average sales prices during the year. As a result of the high prices seen during the year, we believe that global potassium nitrate demand decreased almost 15%. This decrease in global demand led to our sales volumes being almost 27% lower during 2022 when compared to 2021, attributable to a significant demand decrease in the premium soluble fertilizer segment, where our participation is higher. While we expect to see some demand recovery during 2023, with the information we have today, we do not expect it to fully recover to 2021 levels.

SPN gross profit(2) accounted for approximately 8% of SQM’s consolidated gross profit for the twelve months ended December 31, 2022.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the twelve months ended December 31, 2022, totaled US$754.3 million, an increase of 72.3% compared to US$437.9 million reported for the twelve months ended December 31, 2021.

Iodine and derivatives revenues for the fourth quarter of 2022 amounted to US$212.6 million, an increase of 93.6% compared to US$109.8 million recorded during the fourth quarter of 2021.

Iodine and Derivative Sales Volumes and Revenues:

		12M2022	12M2021	2022/2021
Iodine and Derivatives	Th. MT	12.7	12.3	0.4	4%
Iodine and Derivatives Revenues	MUS$	754.3	437.9	316.4	72%

		4Q2022	4Q2021	2022/2021
Iodine and Derivatives	Th. MT	3.1	2.8	0.3	11%
Iodine and Derivatives Revenues	MUS$	212.6	109.8	102.8	94%

Our sales volumes increased almost 4% during 2022, driven by the demand growth in the iodine market and our ability to deliver more volumes to our customers. We believe that the total iodine market grew approximately 2% during last year, driven predominately by a healthy demand growth in the x-ray contract media segment, and could grow between 1-2% in 2023. We saw our average price increase almost 7% in the fourth quarter 2022 when compared to the previous quarter and believe prices could remain at these levels during the first half of 2023.

Gross profit(2) for the Iodine and Derivatives segment accounted for approximately 8% of SQM’s consolidated gross profit for the twelve months ended December 31, 2022.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for the twelve months ended December 31, 2022, totaled US$437.2 million, higher than revenues reported during the twelve months ended December 31, 2021, which totaled US$416.6 million, representing a 4.9% increase.

Potassium chloride and potassium sulfate revenues decreased approximately 61.4% in the fourth quarter of 2022, reaching US$80.5 million, compared to US$208.6 million for the fourth quarter of 2021.

Potassium Chloride & Potassium Sulfate Sales Volumes and Revenues:

12M2022	12M2021	2022/2021

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Potassium Chloride and Potassium Sulfate	Th. MT	480.5	893.2	(412.6)	(46)%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	437.2	416.6	20.6	5%

		4Q2022	4Q2021	2022/2021
Potassium Chloride and Potassium Sulfate	Th. MT	98.6	304.6	(206.0)	(68)%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	80.5	208.6	(128.1)	(61)%

We believe potassium market demand in 2022 reached approximately 60 million metric tons, a decrease from the approximately 71 million metric tons during 2021 as a result of significantly higher market prices during 2022 compared to the previous year. Our sales volumes in 2022 were almost 46% lower than the sales volumes we reported in 2021 but were offset by significantly higher average sales prices throughout the year. We have seen potash prices coming down in recent months and saw our average prices during the fourth quarter follow this trend. Our average prices during the fourth quarter 2022 were approximately 15% lower than average prices reported during the previous quarter. The price decrease should have a positive impact on market demand, and we expect to see some recovery during the year. Our potassium sales volumes could surpass 500,000 metric tons in 2023.

Gross profit(2) for potassium chloride and potassium sulfate accounted for approximately 4% of SQM’s consolidated gross profit for the twelve months ended December 31, 2022.

Industrial Chemicals

Industrial chemicals revenues for the twelve months ended December 31, 2022, reached US$165.2 million, 25.1% higher than US$132.0 million recorded for the twelve months ended December 31, 2021.

Revenues for the fourth quarter of 2022 totaled US$34.0 million, a decrease of 9.5% compared to the revenue figures for fourth quarter of 2021 of US$37.6 million.

Industrial Chemicals Sales Volumes and Revenues:

		12M2022	12M2021	2022/2021
Industrial Nitrates	Th. MT	147.0	174.5	(27.5)	(16)%
Industrial Chemicals Revenues	MUS$	165.2	132.0	33.2	25%

		4Q2022	4Q2021	2022/2021
Industrial Nitrates	Th. MT	27.5	50.9	(23.5)	(46)%
Industrial Chemicals Revenues	MUS$	34.0	37.6	(3.6)	(9)%

Industrial chemicals revenues for the twelve months ended December 31, 2022, increased compared to revenues reported during the same period last year as a result of higher average prices. We sold approximately 80,000 metric tons of solar salts during 2022 and expect that our solar salts sales volumes in 2023 could reach close to 120,000 metric ton.

Gross profit(2) for the Industrial Chemicals segment accounted for approximately 1% of SQM’s consolidated gross profit for the twelve months ended December 31, 2022.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$28.6 million for the twelve months ended December 31, 2022, a decrease compared to US$30.8 million for the twelve months ended December 31, 2021.

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Financial Information

Cost of Goods Sold

Cost of goods sold, excluding total depreciation and amortization expenses, amounted to US$4,729.5 million for the twelve months ended December 31, 2022, an increase of 203.6% compared to US$1,558.0 million for the same period in 2021.

Administrative Expenses

Administrative expenses totaled US$142.6 million (1.3% of revenues) for the twelve months ended December 31, 2022, compared to US$118.9 million (4.2% of revenues) for the twelve months ended December 31, 2021.

Financial Indicators

Net Financial Expenses

Net financial expenses for the twelve months ended December 31, 2022 were US$39.6 million, compared to US$80.0 million for the twelve months ended December 31, 2021.

Income Tax Expense

For the twelve months ended December 31, 2022, the income tax expense reached US$1,572.2 million, representing an effective tax rate of 28.7%, compared to an income tax expense of US$249.0 million during the twelve months ended December 31, 2021. The Chilean corporate tax rate was 27.0% in 2022 and 2021.

Adjusted EBITDA(3)

Adjusted EBITDA for the twelve months ended December 31, 2022 was US$5,838.4 million (Adjusted EBITDA margin of 54.5%), compared to US$1,185.5 million (Adjusted EBITDA margin of 41.4%) for the twelve months ended December 31, 2021.

Adjusted EBITDA for the fourth quarter of 2022 was US$1,667.2 million (Adjusted EBITDA margin of 53.2%), compared to US$559.5 million (Adjusted EBITDA margin of 51.6%) for the fourth quarter of 2021.

Notes:

1)	Net income refers to the comprehensive income attributable to controlling interests.
2)	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this release, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.
3)	Adjusted EBITDA = EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences. EBITDA = Profit for the Period + Depreciation and Amortization Expenses + Finance Costs + Income Tax. Adjusted EBITDA margin = Adjusted EBITDA/revenues. We have included adjusted EBITDA to provide investors with a supplemental measure of our operating performance. We believe adjusted EBITDA is important supplemental measure of operating performance because it eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures.

SQM S.A. 4Q2022 Earnings release	7

Adjusted EBITDA has important limitations as analytical tool. For example, adjusted EBITDA does not reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.

We believe that the presentation of the non-IFRS financial measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBITDA and adjusted EBITDA only supplementally.

	For the 4th quarter		For the twelve months ended December 31,
(US$millions)	2022	2021	2022	2021

Profit for the Period	1,152.5	323.0	3,914.3	592.2
(+) Depreciation and amortization expenses	65.6	51.7	244.5	214.2
(+) Finance costs	21.2	26.0	86.7	84.6
(+) Income tax expense	452.6	143.1	1,572.2	249.0
EBITDA	1,692.1	543.9	5,817.6	1,140.1
(-) Other income	2.3	3.5	9.9	19.6
(-) Other gains (losses)	0.5	1.2	0.1	(2.6)
(-) Share of Profit of associates and joint ventures accounted for using the equity method	2.7	3.8	20.2	11.1
(+) Other Expenses	(19.7)	(21.0)	(76.0)	(60.6)
(+) Impairment of financial assets and reversal of impairment losses	9.1	(0.5)	3.4	(0.2)
(-) Finance income	29.1	1.8	47.0	4.7
(-) Foreign currency translation differences	0.9	(4.4)	(25.4)	(17.2)
Adjusted EBITDA	1,667.2	559.5	5,838.4	1,185.5

SQM S.A. 4Q2022 Earnings release	8

Consolidated Statement of Financial Position

	As of Dec. 31,	As of Dec. 31,
(US$Millions)	2022	2021

Total Current Assets	6,991.5	4,586.1
Cash and cash equivalents	2,655.2	1,515.1
Other current financial assets	961.4	919.0
Accounts receivable (1)	1,169.0	740.2
Inventory	1,784.3	1,183.8
Others	421.6	228.0

Total Non-current Assets	3,827.6	2,594.1
Other non-current financial assets	32.1	9.3
Investments in related companies	54.4	39.8
Property, plant and equipment	2,726.8	2,012.2
Other Non-current Assets	1,014.2	532.8

Total Assets	10,819.1	7,180.2

Total Current Liabilities	3,051.5	991.7
Short-term debt	523.0	51.3
Others	2,528.5	940.4

Total Long-Term Liabilities	2,835.6	2,972.5
Long-term debt	2,394.2	2,587.7
Others	441.3	384.8

Shareholders’ Equity before Minority Interest	4,896.6	3,181.5

Minority Interest	35.4	34.5

Total Shareholders’ Equity	4,932.0	3,216.0

Total Liabilities & Shareholders’ Equity	10,819.1	7,180.2

Liquidity (2)	2.3	4.6

(1)	Accounts receivable + accounts receivable from related companies
(2)	Current assets / current liabilities

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Consolidated Statement of Income

	For the 4th quarter		For the twelve months ended Dec. 31,
(US$Millions)	2022	2021	2022	2021

Revenues	3,133.6	1,084.3	10,710.6	2,862.3

Lithium and Lithium Derivatives	2,525.1	452.7	8,152.9	936.1
Specialty Plant Nutrition (1)	274.2	268.4	1,172.3	908.8
Iodine and Iodine Derivatives	212.6	109.8	754.3	437.9
Potassium Chloride & Potassium Sulfate	80.5	208.6	437.2	416.6
Industrial Chemicals	34.0	37.6	165.2	132.0
Other Income	7.2	7.3	28.6	30.8

Cost of Goods Sold	(1,426.1)	(489.8)	(4,729.5)	(1,558.0)
Depreciation and Amortization	(65.6)	(51.7)	(244.5)	(214.2)

Gross Profit	1,641.9	542.8	5,736.6	1,090.1

Administrative Expenses	(40.3)	(35.0)	(142.6)	(118.9)
Financial Expenses	(21.2)	(26.0)	(86.7)	(84.6)
Financial Income	29.1	1.8	47.0	4.7
Exchange Difference	0.9	(4.4)	(25.4)	(17.2)
Other	(5.2)	(13.0)	(42.5)	(32.8)

Income Before Taxes	1,605.2	466.1	5,486.5	841.2

Income Tax	(452.6)	(143.1)	(1,572.2)	(249.0)

Net Income before minority interest	1,152.5	323.0	3,914.3	592.2

Minority Interest	(1.5)	(1.4)	(8.0)	(6.8)

Net Income	1,151.0	321.6	3,906.3	585.5
Net Income per Share (US$)	4.03	1.13	13.68	2.05

(1)	Includes other specialty fertilizers

SQM S.A. 4Q2022 Earnings release	10

About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

Isabel Bendeck 56-2-24252074 / isabel.bendeck@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s capital expenditures, financing sources, Sustainable Development Plan, Salar Futuro Plan, business and demand outlook, future economic performance, anticipated sales volumes, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: March 1, 2023	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

SQM S.A. 4Q2022 Earnings release	12